June 27, 2008

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Peggy Fisher
Thomas Jones

Re:	Energy Recovery Inc.
Registration Statement on Form S-1
File No. 333-150007 (the “Registration Statement”)
Dear Mr. Jones:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”) the undersigned, as representatives of the several Underwriters, hereby join in the request of Energy Recovery, Inc. (the “Company”) for the acceleration of the effective date of the above-referenced Registration Statement to 4 p.m., Eastern Time, on July 1, 2008, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 18, 2008, through the date hereof:
     Preliminary Prospectus dated June 18, 2008
     17,137 copies to prospective underwriters, institutional investors, dealers and others.

     The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC Release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC As representatives of the several underwriters By: Citigroup Global Markets Inc.
By:	/s/ Mark H. Davis
	Name:	Mark H. Davis
	Title:	Managing Director

By: Credit Suisse Securities (USA) LLC
By:	/s/ Paul D. Scherzer
	Name:	Paul D. Scherzer
	Title:	Managing Director